SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           Mitel Networks Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

               Options to Purchase Common Shares without Par Value
                         (Title of Class of Securities)

                                       N/A
                (CUSIP Number of Class of Underlying Securities)

                                  Ed Silberhorn
                  U.S. General Counsel and Corporate Secretary
                           Mitel Networks Corporation
                                350 Legget Drive
                         Ottawa, Ontario, Canada K2K 2W7
                                 (613) 592-2122
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Denise M. Tormey, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation                             Amount of filing fee
--------------------------------------------------------------------------------
      Not applicable*                                   Not applicable*
--------------------------------------------------------------------------------

----------
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|


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

EXCERPT FROM AN EMAIL SENT TO EMPLOYEES:

To:   All Eligible Mitel Networks Stock Option Holders

From: Don Smith

You will recall that, at the last town hall meetings, we stated that the Board of Directors was in the process of reviewing the status of the Employee Stock Option Plan. This exercise was undertaken because the Board, and the Senior Management Team, want to do what is fair and reasonable for employees against the backdrop of the changes that have occurred in the economic landscape and our industry.

When the initial stock options were granted in March 2001 and thereafter, the price at which they were set was intended to reflect fair market value at that time. Today, given the tough time we have seen in our industry, the price of those options no longer reflects fair market value. As a result, I am taking this opportunity to advise you that we are giving employees the chance to participate in a one-time, voluntary initiative which, by design, is intended to appropriately adjust the price and importantly reset the grant, vesting and expiration dates of your options.

I am not going to address the details of this initiative here, as they are quite complex and subject to laws and securities regulations specific to where you live. While this offer is intended to be beneficial we, of course, cannot tell the future and this may not turn out to be right for everyone depending on their particular circumstances. I will be contacting you, starting next week, with further details of the initiative. It is my intention to ensure that each of you has sufficient information to be able to make an informed decision.

Finally, I was advised to remind you that your participation in this initiative is purely voluntary and that this communication is neither an offer to purchase nor a solicitation of an offer to sell the options of Mitel Networks.

Best regards,

Don

You will be receiving all the necessary documents from Mitel Networks (which will be filed with the Securities and Exchange Commission) in either hard or soft copies. However if you so wish, you will be able to obtain the tender offer statement and other filed documents, when available, for free at the Securities and Exchange Commission's website at www.sec.gov.

WE ADVISE YOU TO READ THE OFFERING DOCUMENTS WE WILL BE SENDING YOU SHORTLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.


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